UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Progyny, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Titles of Class of Securities)

74340E103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340E103	SCHEDULE 13G	Page 2 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG GP A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,565,351 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,565,351 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,565,351 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (2)
12		TYPE OF REPORTING PERSON* OO

(1) Includes (i) 10,000,000 shares of Common Stock (as defined below) and (ii) 565,351 shares of Common Stock issuable upon exercise of the Warrants (as defined below).

(2) The calculation assumes that there is a total of 90,995,648 shares of Common Stock outstanding, which is the sum of (i) the 90,430,297 shares of Common Stock outstanding as of October 31, 2021, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2021, and (ii) the 565,351 shares of Common Stock issuable upon exercise of the Warrants reported herein.

CUSIP No. 74340E103	SCHEDULE 13G	Page 3 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,565,351 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,565,351 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,565,351 (3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (4)
12		TYPE OF REPORTING PERSON* IN

(3) Includes (i) 10,000,000 shares of Common Stock and (ii) 565,351 shares of Common Stock issuable upon exercise of the Warrants.

(4) The calculation assumes that there is a total of 90,995,648 shares of Common Stock outstanding, which is the sum of (i) the 90,430,297 shares of Common Stock outstanding as of October 31, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 8, 2021, and (ii) the 565,351 shares of Common Stock issuable upon exercise of the Warrants reported herein.

CUSIP No. 74340E103	SCHEDULE 13G	Page 4 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,565,351 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,565,351 (5)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,565,351 (5)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (6)
12		TYPE OF REPORTING PERSON* IN

(5) Includes (i) 10,000,000 shares of Common Stock and (ii) 565,351 shares of Common Stock issuable upon exercise of the Warrants.

(6) The calculation assumes that there is a total of 90,995,648 shares of Common Stock outstanding, which is the sum of (i) the 90,430,297 shares of Common Stock outstanding as of October 31, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 8, 2021, and (ii) the 565,351 shares of Common Stock issuable upon exercise of the Warrants reported herein.

CUSIP No. 74340E103	SCHEDULE 13G	Page 5 of 10

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jon Winkelried
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,565,351 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,565,351 (7)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,565,351 (7)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (8)
12		TYPE OF REPORTING PERSON* IN

(7) Includes (i) 10,000,000 shares of Common Stock and (ii) 565,351 shares of Common Stock issuable upon exercise of the Warrants.

(8) The calculation assumes that there is a total of 90,995,648 shares of Common Stock outstanding, which is the sum of (i) the 90,430,297 shares of Common Stock outstanding as of October 31, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 8, 2021, and (ii) the 565,351 shares of Common Stock issuable upon exercise of the Warrants reported herein.

CUSIP No. 74340E103	SCHEDULE 13G	Page 6 of 10

Item 1(a).	Name of Issuer:

Progyny, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1359 Broadway

New York, New York 10018

Item 2(a).	Name of Person Filing:

This Amendment No. 2 to Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the controlling shareholder of TPG GPCo, Inc., a Delaware corporation, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners III, L.P., a Delaware limited partnership ("TPG Biotech III"), which directly holds (i) 10,000,000 shares of Common Stock and (ii) Warrants to purchase an aggregate of 565,351 shares of Common Stock.

Because of TPG GP A’s relationship to TPG Biotech III, TPG GP A may be deemed to be the beneficial owner of the securities held by TPG Biotech III. TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to be the beneficial owners of the shares of Common Stock held TPG Biotech III. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of such shares of Common Stock and Warrants held by TPG Biotech III except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74340E103

CUSIP No. 74340E103	SCHEDULE 13G	Page 7 of 10

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

CUSIP No. 74340E103	SCHEDULE 13G	Page 8 of 10

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 74340E103	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of David Bonderman (9)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of James G. Coulter (10)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of Jon Winkelried (11)

(9) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(10) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020,which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(11) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. 74340E103	SCHEDULE 13G	Page 10 of 10

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.